

06008850

UNITED STATES
;AND EXCHANGE COMMISSION
'ashington, D.C. 20549

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JAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-19273

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __June 1, 2005__ AND ENDING __May 31, 2006__
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
    Stoever, Glass & Co., Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

    30 Wall Street

(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Frederick J. Stoever   212-952-1910
                                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Todman & Co., CPAs, P.C.

(Name – if individual, state last, first, middle name)

120 Broadway	New York	NY	10271
(Address)	(City)	(State)	(Zip-Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 0 4 2006
THOMSON
FINANCIAL

RECD S.E.C.
JUL 24 2006

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Frederick J. Stoever_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Stoever, Glass & Co., Inc._____ , as of ____May 31_____ , 20 06____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
_____
Signature

_____Pres._____
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STOEVER, GLASS & CO., INC.
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
MAY 31, 2006

CONTENTS



STOEVER, GLASS & CO., INC.

ABRIDGED STATEMENT
AND SUPPLEMENTARY INFORMATION

MAY 31, 2006

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-19273

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __June 1, 2005__ AND ENDING ___May 31, 2006___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
    Stoever, Glass & Co., Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

    30 Wall Street

(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
    Frederick J. Stoever   212-952-1910

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

    Todman & Co., CPAs, P.C.

(Name – *if individual, state last, first, middle name*)

120 Broadway	New York	NY	10271
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

RECD S.E.C.

JUN 2 4 2006

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Frederick J. Stoever_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Stoever, Glass & Co., Inc._____ , as of _____May 31_____ , 20 06 ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

MICHAEL F. CARRIGG
Notary Public, State of New York
No. 01CA4773883
Qualified in New York County
Commission Expires March 30, 2010

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STOEVER, GLASS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2006

CONTENTS

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAs, P.C.

Certified Public Accountants and Business Consultants --
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITOR'S REPORT

To the Officers and Directors of
Stoever, Glass & Co., Inc.
30 Wall Street
New York, NY 10005

We have audited the accompanying statement of financial condition of Stoever, Glass & Co., Inc. as of May 31, 2006 and for the year then ended. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Stoever, Glass & Co., Inc. as of May 31, 2006 and for the year then ended, in conformity with U.S. generally accepted accounting principles.

Todman & Co., CPAs, P.C.

New York, New York
July 14, 2006

- 1 -

STOEVER, GLASS & CO., INC.
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2006

ASSETS

Cash	$ 515,660
Cash segregated under federal and other regulations	1,000
Receivable from brokers and dealers	133,633
Receivable from customers	1,207,496
Securities owned, at market value	9,173,422
Accrued interest receivable	165,447
Prepaid and recoverable income taxes	112,504
Furniture, equipment and leasehold improvements - at cost, less accumulated depreciation and amortization of $341,599	39,290
Deferred tax asset	177,098
Other assets	141,326
Total assets	$ 11,666,876

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Collateral loans payable	$ 5,600,000
Payable to brokers and dealers	240,017
Securities sold, not yet purchased, at market value	51,334
Payable to customers	35,954
Loan payable to stockholder	1,000,000
Other liabilities and accrued expenses	778,166
	7,705,471
Subordinated borrowings	400,000
Commitments and contingencies	
Stockholders' equity	
Common stock - $10 par value	
Authorized: 1,000 shares	
Issued and outstanding: 500 shares	5,000
Additional paid-in capital	139,678
Retained earnings	3,631,907
	3,776,585
Less: Treasury stock, at cost, 50 shares	(215,180)
Total stockholders' equity	3,561,405
Total liabilities and stockholders' equity	$11,666,876

The accompanying notes are an integral part of these financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

(a) Nature of Business

Stoever, Glass & Co., Inc. (the "Company") operates mainly as a bond broker-dealer serving individual and institutional customers throughout the United States.

(b) Revenue Recognition

Securities transactions are recorded on a settlement date basis. There is no material difference between the trade date and settlement date.

(c) Securities Owned

Securities owned are reflected at market value. The resulting difference between cost and market is included in income.

(d) Depreciation and Amortization

Depreciation is provided for on a straight-line basis to a maximum of five years. Leasehold improvements are amortized on a straight-line basis over the life of the lease or useful life of the improvement, whichever is less.

(e) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Note 2 - Cash Segregated Under Federal and Other Regulations

Cash in the amount of $1,000 has been segregated in a special reserve bank account for the exclusive benefit of customers under rule 15c3-3 of the Securities and Exchange Commission. There was no requirement at May 31, 2006.

Note 3 - Securities Owned, at Market Value

Securities owned consist of trading securities at quoted market values, as follows:

	Owned	Sold, Not Yet Purchased
Corporate obligations	$ 3,405,824	$ 51,334
State and municipal obligations	5,416,375	-
Treasury obligations	351,223	-
	$ 9,173,422	$ 51,334

Note 4 - Collateral Loans Payable

Short-term bank loans of $5,600,000 bearing interest at a fluctuating rate based upon the broker call rate (average rate of 5.5% at May 31, 2006) are fully collateralized by securities owned by the Company or customer unpaid securities pledged.

Note 5 - Subordinated Borrowings

Effective January 6, 2006, the Company borrowed $400,000 from the principal stockholder and obtained approval by the NASD for the issuance of a subordinated loan agreement payable on December 31, 2006, with annual interest at 4%. Total interest expense for the period was $6,959.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. It is the Company's intention to renew the secured demand note collateralizing agreements due on December 31, 2006.

Note 6 - Related Party Transaction

The Company owes its principal stockholder $1,000,000. The loan is payable on demand, bearing interest at 4.5% per annum. Total interest expense for the year amounted to $45,000.

Note 7 - Commitments and Contingencies

(a) Lease Commitment

The Company's lease agreement for office space is scheduled to expire on May 31, 2007 and provides the tenant an option to cancel after May 31, 2006. Rent expense, including utilities, etc., approximated $286,406 for the year. The future minimum annual rental payment for the year ending May 31, 2007 total $235,569.

(b) Legal Matters

The Company is a defendant in certain lawsuits that arise out of, and are incidental to its business. In October, 2003, the Company entered into a preliminary settlement agreement related to two legal actions in exchange for full release of all claims, subject to court approval. At May 31, 2006, the Company's balance sheet reflects a liability of approximately $500,000 scheduled for September 2006 litigation and claims. These amounts represent management's best estimate of the probable and reasonable estimation of losses net of recoveries related to litigation or claims. Nevertheless, due to uncertainties in the litigation process, it is reasonably possible that management's view of the outcome in these matters could change and an unfavorable outcome could severely impact the Company's financial position in the near term. Management believes, however, that the ultimate outcome of all pending litigation should not have a material adverse effect on the Company's financial position.

Note 8 - Profit Sharing Plan and 401(k) Plan

The Company has a voluntary defined contribution profit sharing plan and 401(k) plan. No contribution was accrued for the year ended May 31, 2006.

Note 9 - Income Taxes

The Company follows Statement of Financial Accounting Standards No. 109 ("SFAS No. 109"), *Accounting for Income Taxes,* which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The Company has recorded a deferred tax asset totaling $177,000 net of a valuation allowance of $39,000, mainly arising from certain settlement costs which remain unpaid at May 31, 2006. Also, the Company has recorded recoverable federal income taxes of approximately $112,000 due mainly from tax overpayments in year ended May 31, 2004.

The income tax provision of approximately $89,000 consists of provision for federal, state and city income taxes totaling $129,000, net of deferred federal tax benefit of $40,000 arising from utilization of prior year net operating loss and a respective reduction of the valuation allowance.

Note 10 - Net Capital Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that net capital, as defined, shall be at least the greater of $250,000 or one-fifteenth of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day. As of May 31, 2006, the Company's net capital ratio was 70% and the Company had net capital of $2,607,160, which exceeded the requirement of $250,000 by $2,357,160. Also, the Company is a member of Depository Trust Clearing Corporation ("DTC") which requires a minimum net capital of $1,000,000.

Note 11 - Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer clearing activities involve the execution, settlement and financing of customers' securities transactions. These activities may result in off-balance-sheet credit risk in the event the customer is unable to fulfill its contracted obligations. Customers' securities transactions are transacted on a cash basis. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased. These transactions may expose the Company to off-balance-sheet risk to fully cover losses which customers may incur. Should the customer be unable to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill customers' obligations. As discussed in Note 1, customers' securities transactions are recorded on a settlement date basis in accordance with industry practice. The risk of loss associated with transactions executed, but not yet settled is similar to settled transactions in that it relates to customers and brokers inabilities to meet the terms of their contracts.

The Company's customer financing and securities settlement activities requires the Company to pledge customer securities as collateral in support of secured financing sources such as bank loans. In the event the counterparty is unable to meet its obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations.

Note 11 - Financial Instruments with Off-Balance-Sheet Risk (Continued)

The Company seeks to control this risk by monitoring collateral values on a daily basis and requiring either the infusion of additional collateral or the reduction of securities positions, when necessary, as well as establishing credit limits.

Included in receivable from and payable to brokers, dealers and clearing organizations are amounts payable and receivable upon receipt or delivery of securities. Should the broker or clearing organization fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market at prices different from contract value. The Company monitors the credit standing of each broker and clearing organization with which it conducts business and requires deposits and additional collateral, when necessary.

The Company, at times, maintains cash balances at financial institutions in excess of federal insured limits.

A copy of the Company's Statement of Financial Condition as at May 31, 2006, pursuant to SEC rule 17a-5, is available for inspection at the regional office of the Securities and Exchange Commission and at the principal office of the Company.

Member AICPA Division for CPA Firms
Private Companies Practice Section
SEC Practice Section

Representation in Principal
Cities Worldwide

TODMAN & CO., CPAS, P.C.

Certified Public Accountants and Business Consultants --
An Affiliate of TRIEN ROSENBERG

120 Broadway
New York, NY 10271
TEL. (212) 962-5930
FAX (212) 385-0215

INDEPENDENT AUDITOR'S REPORT
ON SUPPLEMENTARY INFORMATION

To the Officers and Directors of
Stoever Glass & Co., Inc.
30 Wall Street
New York, NY 10005

Our report on our audit of the basic financial statement of Stoever Glass & Co., Inc. for the year ended May 31, 2006 was made for the purpose of forming an opinion on the basic financial statement taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statement. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Todman & Co, CPAs, P.C.

New York, New York
July14, 2005

- 7 -

STOEVER, GLASS & CO., INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
MAY 31, 2006

Total stockholders' equity		$ 3,561,405
Subordinated borrowings		400,000
Total		3,961,405

Deductions		
Nonallowable assets	$ 440,218	
Defaulted securities	31,713	
Capital charges pursuant to		
SEC rule 15c3-1:		
Firm securities, including undue concentration	784,014	
Failed to deliver	8,482	
Failed to receive	1,200	
Optional 4% customer charge on bank loans	16,000	
Fidelity bond	70,000	
Other deductions	2,618	
Total deductions		1,354,245

Net capital	2,607,160

Minimum net capital required

Greater of 6 2/3% of aggregate indebtedness of $1,814,121 or $250,000	250,000

Capital in excess of minimum requirement	$ 2,357,160

Capital ratio (maximum allowance 1500%)

Aggregate indebtedness	$ 1,814,121	=	70%
Divided by: Net capital	2,607,160		

Aggregate indebtedness		
Payable to customers	$	35,954
Loan payable to stockholder		1,000,000
Other liabilities and accrued expenses		778,167
Total	$	1,814,121

There were no material differences between the audited computation of net capital under rule 15c3-1 and the Registrant's computation filed with Part II, Form X-17A-5 focus report. Accordingly, no reconciliation is necessary.

See independent auditor's report.